Amendment to the Domestic Factoring

This Amendment to the Domestic Factoring Agreement (the " Domestic Amendment") is entered into as of June 16, 2003 (the "Amendment Date"), by and among PACIFIC BUSINESS FUNDING, a division of Cupertino National Bank ("Purchaser"), and **Southwall Technologies**, **Inc**. ("Seller").

RECITALS

Seller and Purchaser are parties to that certain Domestic Factoring Agreement dated as of May 16, 2003 collectively (the " Domestic Agreement"). Each of the parties hereto desires to amend the Agreement in accordance with the terms of this Amendment.

NOW, THEREFORE, the parties agree as follows

1. Section 12, (U): **Definitions**, **"Eligible Accounts"** shall be eliminated for the Domestic Agreement.

2. Schedule 1, Section 1.3, **Reserve**: Change N/A to 30%

3. Schedule 1, Section 2.5 **Other Fees**: Eliminate everything except; "All such other fees are due upon rendering of services or the incurrence of fees, as applicable."

4. Schedule 1, Section 5(V), (II) (a) **Financial Reporting:** Eliminate "an income statement, statement of cash flows, balance sheets"

5. Schedule 1, Section 7 **Grant of Security Interest In Commercial Tort Claims:** Add the word "None" on the blank line.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

"PURCHASER"   **"SELLER"**
PACIFIC BUSINESS FUNDING,   SOUTHWALL TECHNOLOGIES, INC.
a division of Cupertino National Bank

By /s/ Melvin L. Robbins   By /s/ John Lipscomb
Title Senior Vice President   Title V.P. Corporate Controller